S. Y. BANCORP, INC.

1040 East Main Street

Louisville, Kentucky  40206

June 17, 2009

Ms. Kathryn McHale

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       S.Y. Bancorp, Inc.

            Form 10-K for the year ended December 31, 2008

            Form 8-K furnished April 22, 2009

            Form 10-Q for the quarter ended March 31, 2009

            File No. 001-13661

Dear Ms. McHale:

We are responding to your letter dated June 16, 2009 regarding your review of our response to your comment letter. Our reply follows. In accordance with your request, our response keys to your comments.

Form  10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 79

Specific Elements of Compensation and How Performance Impacts Each, page 13 of Definitive Proxy Statement on Schedule 14A

We note your response to comment 1 in our letter dated June 10, 2009. We are unable to agree with your determination that the entire range of performance targets for the CEO and non-line of business EVPs was irrelevant. Please confirm that the company will disclose the entire range of any similar performance targets in future filings.

Response:

We confirm that the Company will disclose the entire range of any performance targets for the CEO and non-line of business EVPs in future filings regardless of whether Company meets criteria which would make these individuals eligible for a bonus.

Should you have additional comments after reviewing our response, please let us know and we will address those promptly.

Very truly yours,

S.Y. Bancorp, Inc.

Nancy B. Davis

Executive Vice President and Chief Financial Officer